February 21, 2020	1500 Robert-Bourassa Blvd. 7th Floor Montreal QC, H3A 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: FORTIS INC
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 20, 2020
Record Date for Voting (if applicable) :	March 20, 2020
Beneficial Ownership Determination Date :	March 20, 2020
Meeting Date :	May 07, 2020
Meeting Location (if available) :	St John's, NL
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare
Agent for FORTIS INC